SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

Conduent Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

206787103

(CUSIP Number)

Darwin Deason

Scott Letier

3953 Maple Ave, Suite 150

Dallas, TX 75219

(214) 378-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,320,307*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,320,307*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,320,307*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

* See Item 5 of the Schedule 13D.

This amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on December 18, 2018 for Conduent Incorporated (the “Original Schedule 13D”) by the Reporting Person. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)       The address of the principal office of Mr. Deason is 3953 Maple Ave, Suite 150 Dallas, TX 75219.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 212,149,685 Shares outstanding, as of January 31, 2021. All holdings are reported as of the close of business on February 15, 2021.

A.	Mr. Deason

(a)	Mr. Deason beneficially owns 12,320,307 Shares, including 5,393,256 Shares issuable upon the conversion of 120,000 Series A Preferred Stock.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 12,320,307
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,320,307
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Deason has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

By:	/s/ Darwin Deason
Darwin Deason